Exhibit 3.177

OFFSHORE DRILLING SERVICES LLC LIMITED LIABILITY COMPANY AGREEMENT This Limited Liability Company Agreement (the "Agreement"), effective as of the 19th day of July 2018, is made by Ensco Holdco Limited, a private limited company formed under the laws of England and Wales (the "Member"). WHEREAS, Offshore Drilling Services LLC (the "Company'") was organized as a Delaware limited liability company on July 19, 2018 pursuant to the Delaware Limited Liability Company Act, as amended from time to time (the "Act") by the filing of a Certificate of Formation (the "Certificate") with the Secretary of State of the State of Delaware in accordance with the Act; and WHEREAS, the Member wishes to provide, among other things, for management of the Company by the Member, all on the terms hereinafter set forth. NOW THEREFORE, the Member agrees as follows: Article I • Limited Liability Company Agreement Section 1.01 This Agreement is a Limited Liability Company Agreement under and as provided in the Act. Section 1.02 Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising strictly at law, in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member shall not be obligated personally for any such debts, obligations or liabilities solely by reason of being a Member or participating in the management of the Company. Article II - Organizational and Other Matters Section 2.01 The Company was formed as a limited liability company under the provisions of the Act by the filing of the Certificate with the Secretary of State of the State of Delaware on July 19, 2018. The rights and liabilities of the Member shall be as provided in the Act, except as otherwise expressly provided herein-:- ODSLLC Ag~cmcnt (WIS.07.19).d<'>c;,;

Section 2.02 The name of the Company shall be Offshore Drilling Services LLC, or such other name as from time to time may be determined by the Member. Section 2.03 The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other offrce (which need not be a place of business of the Company) as the Member may designate from time to time in the manner provided by the Act. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other person or persons as the Member may designate from time to time in the manner provided by the Act. Section 2.04 The principal office of the Company shall be located at 5847 San Felipe, Suite 3300 Houston, Texas 77057, or such other place as the Member may, from time to time, determine or designate. Section 2.05 The Company may, from time to time, apply for and qualify to do business in any state or territory of the United States or any foreign country, commonwealth, kingdom, sovereign state or territory. Article Ill • Members Section 3.01 The sole initial member of the Company is Ensco Holdco Limited (the "Member"). Article IV - Duration of the Company Section 4.01 The Company will have perpetual existence. Article V. Purpose and Business of the Company Section 5.01 The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized undeF the Act and to engage in any and all activities necessary thereto. OOSLLC Agr~mcnt {2013.07.19).do-:K 2

/ Article VI - Capital Contributions and Units Section 6.01 The Member hereby agrees to contribute to the Company such cash, property or services as determined by the Member. Unless otherwise determined by the Member, the Member shall have no obligation to make contributions to the Company. Section 6.02 The Company shall have one class of Units (the "Units"). The Company shall issue 100 Units to the Member. After such issue, the Company shall have only 100 Units outstanding, all of which shall be owned by the Member. All Units are "securities" governed by Article 8 of the Uniform Commercial Code as in effect from time to time in the State of Delaware. Section 6.03 Certificates evidencing Units (and certificates reflecting re-allocations of such Units) shall be issued by the Company. The Member may direct a new certificate to be issued in place of any certificate theretofore issued by the Company alleged to have been lost or destroyed. Upon surrender to the Company or the transfer agent of the Company of a certificate representing Units duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate shall be cancelled and the transaction shall be recorded upon the books of the Company. Section 6.04 The Company shall not pay interest on the Member's capital contribution(s) to the Company. Article VII - Management of the Company Section 7 .01 The business and affairs of the Company shall be managed by the Member. The Member shall have complete and exclusive discretion with regard to the management and control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate to carry out the purposes and business of the Company, including without limitation, doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement. ODSLLC Agr«mClll (2018.07.19}.docx 3 • I !

1/ Section 7.02 The Member shall have the power to appoint any person or persons as managers, officers and/or agents to act for and on behalf of the Company with such titles, if any, as the Member, in its sole discretion, deems appropriate, and to delegate to such managers, officers and/or agents such powers as it deems appropriate or necessary or such powers as granted to the Member hereunder. Any decision or act of a manager, officer or agent appointed under this Section 7 .02 within the scope of the designated or delegated authority of such manager, officer or agent shall control and bind the Company. The initial managers of the Company shall be as set forth on Schedule 7.02 attached hereto which may be amended from time to time by the Member in its sole discretion. The Member, in its sole discretion, may pass resolutions by vote or otherwise ratify any act previously taken by any manager, officer or agent acting on behalf of the Company. Section 7 .03 The Member may fill any managerial or officer vacancy, may remove a manager or officer from office with or without cause, and may modify or terminate the responsibilities and authority of managers, agents or persons designated as officers. A manager, agent or designated officer may resign without liability to the Company. A manager, agent or officer removed from office by the Member will have no claim against the Company by reason of such removal. Section 7 .04 The Member shall have the power to establish a bank account or accounts in the name of the Company with such banking or financial institutions as the Member shall deem advisable for the expeditious handling of the Company's funds. The Member may grant authority to establish a bank account or accounts in the name of the Company to managers, agents or persons designated as officers. The Member or any manager, agent or officer appointed by the Member may designate signatories on bank accounts established in the name of the Company as the manager, agent or officer may deem appropriate. Article VIII - Limitations on Acts by Managers and/or Officers Section 8.01 Member written authorization and approval shall be required to: (i) purchase, lease or otherwise acquire any property, right or other asset having a value, either combined or separate, in excess of US$25,000; (ii) sell, lease or otherwise dispose of any property, right or other asset having a value of- more than US$25,000; (iii) borrow, lend, issue a guarantee or encumber any property, right or other asset of the Company; or (iv) make an assignment for the benefit of creditors or seek relief under any bankruptcy, insolvency or similar law. ODSLLC Agr«m~nt (;!Ol!!.07.19).docx 4

Section 8.02 A manager, agent or officer of the Company may not and will not have the power to delegate any of his or her rights or powers to manage and control the business and affairs of the Company, except as otherwise authorized by the Member. Article IX - Allocatidns and Distributions Section 9.01 Except as otherwise required by applicable provisions of tax law, solely for federal income tax purposes and for purposes of certain state tax laws, the Company shall be disregarded as an entity separate from the Member. Each item of Company income, gain, loss, deduction, and credit shall be treated as if realized directly by, and shall be allocated 100% to, the Member. Section 9.02 Distributions of "Excess Cash" (as herein defined) shall be made, from time to time, as determined by the Member. No distribution shall be made to the extent prohibited by the Act. For purposes hereof, "Excess Cash" shall mean cash in excess of the amount determined by the Member required to pay current liabilities and other obligations of the Company as they may become due, including, without limitation, reserves for any contingencies. Article X - Dissolution and Liquidation Section 10.01 The Company shall be dissolved and its affairs may be wound-up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 18-801 of the Act, unless the Company's existence is continued pursuant to the Act. Section 10.02 Upon dissolution of the Company, the Company shall cease carrying on its business but shall not terminate until the winding-up of the affairs of the Company is completed, the assets of the Company shall have been distributed as provided below in Section 10.03 of this Article X, and a Certificate of Cancellation of the Company pursuant to the Act has been filed with the Secretary of State of the State of Delaware. ODSLLC Agrccm~nt (:!OIS.07.19).doc.'I: 5 I i. i l,I

I Section 10.03 Upon dissolution of the Company, sole and plenary authority to effectuate the liquidation of the assets of the Company shall be vested in the Member, which shall have full power and authority to sell, assign and/or encumber any and all of the Company's assets and to wind-up and liquidate the affairs of the Company in an orderly and business-like manner. The proceeds of the liquidation of the assets of the Company distributed upon dissolution and winding-up of the Company shall be applied in the following order of priority: (a) First, to the creditors of the Company in the order of priority by law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including, without limitation, fixed or contingent, matured or unmatured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and (b) Thereafter, to the Member. Section 10.04 The winding-up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged, or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Member. Upon completion of the winding-up of the Company, a Certificate of Cancellation of the Company shall be filed with the Secretary of State of the State of Delaware. Article XI - Indemnity Section 11.01 To the fullest extent permitted under the Act, the Company shall indemnify the Member, its managers, directors, officers, employees and agents, and each of the Company's managers, officers, employees and agents (each an "lndemnitee") against any claim, demand, liability, fine or expense (including, without limitation, reasonable legal fees and disbursements, court costs and costs of any appellate proceedings) arising out of any act or omission by an lndemnitee done in good faith and reasonably believed by such lndemnitee to be in the best interest of the Company and the Member; provided, however, that in the case of the payment of any fine, the lndemnitee had no reasonable cause to believe its conduct was unlawful. ODSLLC Agrecmcni (2018.07.19).docx 6

Section 11.02 The Company will, as authorized and approved by the Member, pay the expense of any manager, officer, employee or agent of the Company seeking indemnity in advance of final disposition of any matter, subject to the receipt of any undertaking from the manager, officer, employee or agent satisfactory to the Member to repay the amount advanced if it is ultimately determined that the manager, officer, employee or agent seeking indemnity is not entitled to indemnification. Article XII - Accounting Section 12.01 The Company's fiscal year will be the calendar year and shall end on December 31. Article XIII - Amendment; Admission of New and Additional Members Section 13.01 This Agreement may be amended only by an instrument in writing signed by the Member. Section 13.02 The Certificate may be amended only by an instrument in writing signed by the Member. Section 13.03 A person or entity may not become a Member in the Company unless the person's or entity's admission is approved by the Member, as evidenced by an amendment to this Agreement signed by the Member and by the person or entity representative electing to become a Member. Article XIV - Severability Section 14.01 If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the remainder of this Agreement, and the application of such provision other than to the extent it is held invalid, will not be invalidated or affected thereby. ODSLLC Agreement (:!OIS.07.19).docx 7

Article XV • Governing Law Section 15.01 This Agreement and the rights and obligations of the Member of the Company shall be governed by and construed in accordance with the law of the State of Delaware . . Article XVI • Section Headings Section 16.01 Section headings are for reference purposes only and will not in any way affect the meaning or interpretation of any provision of this Agreement. (Remainder of this page is intentionally left blank.) ODSLLC AgrecmcnL (WIS.QJ.19).docx 8

I IN WITNESS WHEREOF, Ensco Holdco Limited, as the Member, has executed this Agreement as of the day and year first above written. ODSLLC AGrecmcnl (2015.07.19),dac); Ensco Holdco Limited, as the Member By: ___ ~.._•«--/-·· ___ _ Name: P. Carey Lowe Title: Director 9

SCHEDULE 7.02 Initial Managers of Offshore Drilling Services LLC Name Paul M. Walker Derek Sample Kristen Larsen OOSLLC Ai.r.xn1cot (:!OIS.07.19).d(lcx Manager Manager Manager IO

The State of Texas

Secretary of State

Not for use within the United States of America
This Apostille only certifies the signature, the capacity of the signer and the seal or stamp it bears. It does not certify the content of the document for which it was issued.
Certificate Validation available at www.sos.state.tx.us

APOSTILLE

(Convention de La Haye du 5 Octobre 1961)

1. Country	United States of America
This public document 2. has been signed by	NORMA ROMO ROBERTSON
3. acting in the capacity of	Notary Public, State of Texas
4. and bears the seal/stamp of	NORMA ROMO ROBERTSON, Notary Public, State of Texas, Commission Expires: 03-01-20

CERTIFIED

5. at Austin, Texas	6. on July 31, 2018
7. by the Secretary of State of Texas	
8. Certificate No. 11587725	
9. Seal	10. Signature:

Rolando B. Pablos
Secretary of State

GF/rm

NOTARY ACKNOWLEDGMENT SWORN TO AND SUBSCRIBED before me on this 19th day of July 2018. ~ I, ftn1if: ~ ODSLLC Agrcctncm (WIS.07.19).docx Norma Romo Robertson Notary Public in and for the State of Texas My Commission Expires March 01, 2020 11